VIA EDGAR

March 20, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Interlink Electronics, Inc.
Registration	Statement on Form S-1 (File No. 333-145387)
Application	for Withdrawal of Registration Statement

Ladies and Gentlemen:

Interlink Electronics, Inc. (the “Company”), pursuant to Rule 477(a) of the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1, as amended, which was declared effective by the Commission on April 29, 2008 (SEC File No. 333-145387), along with all exhibits filed thereto (the “Registration Statement”). In addition, the Company confirms that no securities were sold in connection with this offering.

The Registration Statement was filed pursuant to certain shareholder registration rights agreements, which rights have since been waived by the shareholders. As a result, the Company determined that it should withdraw the S-1.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

If you have any questions regarding this application, please contact our legal counsel at Locke Lord Bissell & Liddell LLP, Michael K. Renetzky at (312) 443-1823 or Anne Burns at (312) 443-0604.

Sincerely,

INTERLINK ELECTRONICS, INC.

By:	/s/ Kevin Wiley
Kevin	Wiley
Chief	Executive Officer